SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of January 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






      Ryanair Welcomes Decision By EU Ombudsman Forcing the Commission to Correct "Inaccurate and Misleading Notices" on Passenger Compensation

     Ryanair Also Calls on the Commission to Scrap this Failed Legislation


Ryanair, Europe's largest low fares airline, today (Thursday, 11th January 2007) welcomed the EU Ombudsman's finding that information contained in the EU Commission's notices on Passenger Compensation (Regulation 261/2004) was "inaccurate and misleading". Ryanair and other airlines had called on the Commission several times to correct this information. The Ombudsman noted that this misleading information was likely to have "contributed to a considerable number of disputes between passengers and airlines that could have been avoided had the Commission provided accurate information".

Ryanair today also publicly called on the Commission to scrap this now thoroughly discredited piece of legislation.

Commenting on the Ombudsman's decision, Ryanair's Head of Regulatory Affairs and Company Secretary, Jim Callaghan, said:

        "It is ridiculous that it took a decision of the Ombudsman to force the Commission to correct this inaccurate and misleading information. This is typical of the Commission's handling of this legislation generally. Ryanair and all major airlines in Europe (including British Airways, Air France and Lufthansa) have consistently complained that this legislation is anti-competitive and anti-consumer as it forces airlines to provide huge amounts of compensation and assistance to passengers for delays and cancellations, even in cases where these are completely beyond the airlines' control. The cost of this compensation and assistance is often several times the amount of the original fare. Other competing forms of transportation have no such requirements.

        "It is a welcome development that the EU Ombudsman has now forced the Commission to change this inaccurate and misleading information but we believe that this nonsense legislation, which does nothing for consumers except raise the cost of air travel, should now be scrapped and we are today calling on the Commission to do just that".

Ends.               Thursday, 11th January 2007

For reference:      Peter Sherrard - Ryanair Tel: +353-1-8121228
                    Pauline McAlester - Murray Consultants  Tel: +353-1-4980300




                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 January 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director